UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended March 31, 2018. This Report is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230) and the Registration Statement of Seaspan Corporation filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 4, 2018	By:	/s/ David Spivak
David Spivak
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2018

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries which provide us with all of our technical, administrative and strategic services.

References to shipbuilders are as follows:

Shipbuilder	Reference
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

ii

References to customers are as follows:

Customer	Reference
ANL Singapore Pte. Ltd.(1)	ANL
APL Singapore Pte. Ltd.(1)	APL
CMA CGM S.A.	CMA CGM
Cheng Lie Navigation Co., Ltd.(1)	CNC
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
COSCO Shipping Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
COSCO Shipping Lines (Europe) GmbH.(5)	COSCO Europe
New Golden Sea Pte. Ltd.(5)	COSCO New Golden Sea
Hapag-Lloyd AG	Hapag-Lloyd
Kawasaki Kisen Kaisha Ltd.(6)	K-Line
Maersk Line A/S(7)	Maersk
MCC Transport Singapore Pte. Ltd.(8)	MCC
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(6)	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine

_____________________

(1)	A subsidiary of CMA CGM.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCON.
(6)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, Ocean Network Express Pte. Ltd.
(7)	A subsidiary of A.P. Moeller Maersk A/S.

(8) A subsidiary of Maersk.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 6, 2018, or our 2017 Annual Report.  Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

iii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$333,156	$253,176
Short-term investments	—	104
Accounts receivable (note 3)	12,234	11,678
Loans to affiliate (note 3)	—	36,100
Prepaid expenses and other	49,776	44,869
Gross investment in lease (note 4)	44,348	35,478
	439,514	381,405
Vessels (note 5)	5,814,238	4,537,216
Deferred charges (note 6)	64,693	62,020
Gross investment in lease (note 4)	851,043	687,896
Goodwill	75,321	75,321
Other assets	173,303	134,284
Fair value of financial instruments (note 17)	319	—
	$7,418,431	$5,878,142
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$78,208	$63,220
Current portion of deferred revenue (note 7)	54,064	55,367
Current portion of long-term debt (note 8)	293,628	257,800
Current portion of long-term obligations under capital lease (note 9)	47,197	43,912
Current portion of other long-term liabilities (note 10)	37,326	23,635
	510,423	443,934
Deferred revenue (note 7)	402,508	328,681
Long-term debt (note 8)	3,401,922	2,192,833
Long-term obligations under capital lease (note 9)	628,114	595,016
Other long-term liabilities (note 10)	204,630	199,386
Fair value of financial instruments (note 17)	140,094	168,860

Puttable preferred shares (note 2)	46,820	—

Shareholders’ equity:
Share capital (note 11):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 34,859,155 shares issued and outstanding (2017 – 32,872,706)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 135,999,343 shares issued and outstanding (2017 – 131,664,101)	1,689	1,646
Treasury shares	(371)	(377)
Additional paid in capital	2,852,749	2,752,988
Deficit	(746,759)	(781,137)
Accumulated other comprehensive loss	(23,388)	(23,688)
	2,083,920	1,949,432
	$7,418,431	$5,878,142

Commitments and contingencies (note 15)

Subsequent events (note 18)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2018	2017
Revenue	$224,776	$201,321
Operating expenses:
Ship operating	49,549	45,607
Depreciation and amortization	53,925	49,946
General and administrative	7,273	7,489
Operating leases (note 10)	31,194	26,510
Expenses related to customer bankruptcy	—	1,013
	141,941	130,565
Operating earnings	82,835	70,756
Other expenses (income):
Interest expense and amortization of deferred financing fees	38,981	28,468
Interest income	(1,270)	(1,172)
Undrawn credit facility fees	211	630
Change in fair value of financial instruments (note 17)	(19,322)	3,417
Acquisition related gain on contract settlement	(2,430)	—
Equity income on investment	(1,216)	(887)
Other expenses	165	277
	15,119	30,733
Net earnings	$67,716	$40,023
Earnings per share (note 12):
Class A common share, basic and diluted	$0.37	$0.22

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2018	2017
Net earnings	$67,716	$40,023
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 17 (c))	300	1,476
Comprehensive income	$68,016	$41,499

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2018 and year ended December 31, 2017

	Number of											Accumulated
	common									Additional		other	Total
	shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2016	105,722,646	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249
Net earnings	—	—	—	—	—	—	—	—	—	—	175,237	—	$175,237
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,859	$2,859
Preferred shares issued	—	49,835	45,337	—	800	25,105	—	1	—	2,956	—	—	$2,957
Class A common shares issued	19,550,000	—	—	—	—	—	196	—	—	121,152	—	—	$121,348
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	(2,649)	—	—	$(2,649)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	(83,615)	—	$(83,615)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	(64,416)	—	$(64,416)
Shares issued through dividend reinvestment program	3,300,537	—	—	—	—	—	33	—	—	21,752	—	—	$21,785
Share-based compensation expense (note 12): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	1,246,604	—	—	—	—	—	13	—	—	17,307	—	—	$17,320
Other share-based compensation	1,846,892	—	—	—	—	—	18	—	—	12,196	(847)	—	$11,367
Treasury shares	(2,578)	—	—	—	—	—	—	—	(10)	—	—	—	$(10)
Balance, December 31, 2017, carried forward	131,664,101	5,030,864	5,415,937	5,600,000	7,800,800	9,025,105	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2018 and year ended December 31, 2017

	Number of											Accumulated
	common									Additional		other	Total
	shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2017, carried forward	131,664,101	5,030,864	5,415,937	5,600,000	7,800,800	9,025,105	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432
Net earnings	—	—	—	—	—	—	—	—	—	—	67,716	—	67,716
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	300	300
Class A common shares issued	2,514,996	—	—	—	—	—	25	—	—	13,883	—	—	13,908
Preferred shares issued (note 2)		1,986,449						—					—
Warrants issued (note 11 (c))										77,562			77,562
Fees and expenses in connection with issuance of common shares	—	—	—	—	—	—	—	—	—	(30)	—	—	(30)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	(16,490)	—	(16,490)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	(16,566)	—	(16,566)
Accretion of preferred shares with holder put option											(143)		(143)
Shares issued through dividend reinvestment program	1,002,772	—	—	—	—	—	10	—	—	7,154	—	—	7,164
Share-based compensation expense (note 13): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	137,522	—	—	—	—	—	1	—	—	572	—	—	573
Other share-based compensation	680,458	—	—	—	—	—	7	—	—	620	(139)	—	488
Treasury shares	(506)	—	—	—	—	—	—	—	6	—	—	—	6
Balance, March 31, 2018	135,999,343	7,017,313	5,415,937	5,600,000	7,800,800	9,025,105	$1,360	$329	$(371)	$2,852,749	$(746,759)	$(23,388)	$2,083,920

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2018	2017
Cash from (used in):
Operating activities:
Net earnings	$67,716	$40,023
Items not involving cash:
Depreciation and amortization	53,925	49,946
Share-based compensation (note 13)	627	1,881
Amortization of deferred financing fees and debt discount	4,079	3,028
Amounts reclassified from other comprehensive loss to interest expense	88	1,279
Unrealized change in fair value of financial instruments	(30,599)	(12,148)
Acquisition-related gain on contract settlement	(2,430)	—
Equity income on investment	(1,216)	(887)
Operating leases	(6,459)	(5,267)
Other	15	78
Changes in assets and liabilities:
Accounts receivable	4,005	5,513
Lease receivable	10,862	—
Prepaid expenses and other	973	(7,782)
Other assets and deferred charges	(6,599)	(1,830)
Accounts payable and accrued liabilities	(2,299)	5,674
Deferred revenue	(23,128)	(1,299)
Fair value of financial instruments	—	(1,291)
Cash from operating activities	69,560	76,918
Financing activities:
Common shares issued, net of issuance costs	—	23,904
Draws on credit facilities	100,000	—
Repayment of credit facilities	(63,579)	(95,530)
Fairfax notes and warrants issued	250,000	—
Draws on long-term obligations under capital lease	42,700	—
Repayment of long-term obligations under capital lease	(6,779)	(6,365)
Senior unsecured notes repurchased, including related expenses	—	(457)
Financing fees	(5,132)	—
Dividends on common shares	(9,326)	(39,278)
Dividends on preferred shares	(16,566)	(16,105)
Cash from (used in) financing activities	291,318	(133,831)
Investing activities:
Expenditures for vessels	(19,906)	(11,908)
Short-term investments	104	308
Loans to affiliate (note 3)	(427)	(795)
Repayments of loans to affiliate (note 3)	—	3,165
Other assets	2,791	97
Acquisition of GCI (note 2)	(333,581)	—
Cash acquired from GCI acquisition (note 2)	70,121	—
Cash used in investing activities	(280,898)	(9,133)
Increase (decrease) in cash, cash equivalents and restricted cash	79,980	(66,046)
Cash, cash equivalents and restricted cash, beginning of period	267,236	381,960
Cash, cash equivalents and restricted cash, end of period	$347,216	$315,914

Supplemental cash flow information (note 14)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

Except for the changes described in note 1 (b), the accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2017 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2017 annual consolidated financial statements filed with the U.S. Securities and Exchange Commission in the Company’s 2017 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform to current financial statement presentation.

(b)	Recently adopted accounting pronouncements:

Revenue recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.

The Company’s revenue is comprised primarily of time charter revenue and interest income from leasing.  The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 840 “Leases”, and a service element, which is evaluated under ASU 2014-09.  Under current accounting standards, service revenue is recognized when the amounts are fixed or determinable, services have been rendered and collectability is reasonably assured.  Under ASU 2014-09, recognition of such service revenue will occur when the services are provided and the performance obligations are satisfied.  The Company evaluated the service revenue under ASU 2014-09 and determined that the amounts recognized and the pattern of recognition would be substantially the same as the existing revenue standard. The Company adopted ASU 2014-09 using the modified retrospective method and applied the new standard only to contracts not completed as of January 1, 2018.  There is no impact on the Company’s consolidated financial statements.

Definition of a Business

Effective January 1, 2018, the Company adopted ASU 2017-01, “Clarifying the Definition of a Business”, which provides a new framework for determining whether transactions should be accounted for as acquisitions of assets or businesses.  The Company has analyzed its March 13, 2018 acquisition of Greater China Intermodal Investments LLC under this standard (see note 2).

Statement of Cash Flows – Restricted Cash

Effective January 1, 2018, the Company adopted ASU 2016-18, “Statement of Cash Flows – Restricted Cash”, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash.  In addition, the amounts of restricted cash and nature of the restrictions are required to be disclosed.  The Company’s consolidated statements of cash flows and supplemental cash flow note reflect the changes as required.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

Equity-linked financial instruments with down round features

Effective January 1, 2018, the Company elected to early adopt ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments with down round features.  When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted.  There is no impact on the Company’s consolidated financial statements.

(c)	Recent accounting pronouncements

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sale-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

In March 2018, the FASB approved amendments to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of transfer to the lessee of the lease component and the related non-lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.  In addition, a company is permitted to use its effective date as the date of initial application.  Therefore, a company electing this option will not restate comparative period financial information, will not make the new required lease disclosures in comparative periods beginning before the effective date and will recognize its cumulative effect transition adjustment as of the effective date.  Under the practical expedient mentioned above, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation.

2.       Acquisition of Greater China Intermodal Investments LLC:

On March 13, 2018, the Company acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC (“GCI”) from affiliates of The Carlyle Group and the minority owners of GCI.    GCI’s fleet of 18 containerships, including two newbuilds, is comprised of 10000 TEU and 14000 TEU eco-class vessels.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.       Acquisition of Greater China Intermodal Investments LLC (continued):

The aggregate purchase price was $498,050,000, comprised of:

Cash	$316,680
1,986,449 of the Company's Series D preferred shares	47,158
2,154,996 of the Company's Class A common shares	13,908
Settlement of intercompany balances	56,503
Carrying value of previously held equity interest	61,891
Transaction fees	1,910
Aggregate purchase price	$498,050

Under the Agreement and Plan of Merger (the “Merger Agreement”), $10,000,000 was deposited in escrow for settlement of potential indemnifiable damages.  If there are no claims for indemnification, the escrowed amount will be released within two business days after March 13, 2019.

The value of the Company’s Series D preferred shares and Class A common shares was determined based on the closing market price of those shares on March 13, 2018, which was the date the acquisition closed. As the initial holders of the 1,986,449 Series D preferred shares have a right commencing on September 13, 2019 and ending on October 13, 2019 to cause the Company to repurchase any of these shares they hold at that time for a price of $24.84 per share, these Series D preferred shares are recorded as temporary equity.

For the three months ended March 31, 2018, the Company incurred $1,910,000 of acquisition-related costs that have been capitalized as a cost of the net assets acquired.

The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.  Accordingly, the consideration has been allocated on a relative fair value basis to the assets acquired and liabilities assumed.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed;

Cash and cash equivalents	$70,121
Current assets	5,316
Vessels	1,369,628
Vessels under construction	28,924
Other assets	107,407
Total assets acquired	1,581,396
Debt assumed	1,038,081
Current liabilities	31,115
Other long-term liabilities	14,150
Net assets acquired	$498,050

The Company purchased identifiable intangible assets (time charters) with an estimated useful life of 5.3 years and is recorded in Other assets.

3.	Related party transactions:
(a)

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 (see note 2) and as of March 31, 2018 consolidated GCI and eliminated all significant intercompany balances and transactions.

The Company had no amounts (December 31, 2017 – $318,500) due from other related parties included in accounts receivable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Related party transactions (continued):
(b)	The Company incurred the following income or expenses with related parties:

	Three months ended March 31,
	2018	2017
Fees incurred:
Transaction fees	—	65
Income earned:
Interest income	427	795
Management fees	914	1,063

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

In 2017, transaction fees were paid to the Company’s former chief executive officer (“CEO”) in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees were capitalized to vessels.  Transaction fees were paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 11(b)). The former CEO’s employment ended on December 31, 2017 and as of that date he was no longer a related party.

Interest income was earned on loans to affiliate, prior to March 13, 2018. Management fees were earned from GCI for the management of GCI’s vessels, prior to March 13, 2018, and are included in revenue.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

4.	Gross investment in lease:
	March 31,	December 31,
	2018	2017
Gross investment in lease	$895,391	$723,374
Current portion	(44,348)	(35,478)
	$851,043	$687,896

In April 2015, the Company entered into an agreement with MSC to bareboat charter five 11000 TEU vessels for a 17-year term, beginning from the vessel delivery dates. Pursuant to the Company’s right of first refusal agreement with GCI, the Company retained three of the vessels and GCI acquired the remaining two vessels. In June 2016, two of the five 11000 TEU vessels and associated bareboat charter contracts were acquired by the Company from GCI. At the end of each 17-year bareboat charter term, MSC has agreed to purchase each vessel for $32,000,000. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

In 2017, four of the five 11000 TEU vessels delivered and commenced their 17-year bareboat charters. During the quarter ended March 31, 2018 the fifth 11000 TEU vessel delivered and commenced its 17-year bareboat charter.

5.	Vessels:
		Accumulated	Net book
March 31, 2018	Cost	depreciation	value
Vessels	$7,506,576	$1,772,910	$5,733,666
Vessels under construction	80,572	—	80,572
Vessels	$7,587,148	$1,772,910	$5,814,238

		Accumulated	Net book
December 31, 2017	Cost	depreciation	value
Vessels	$6,116,091	$1,725,237	$4,390,854
Vessels under construction	146,362	—	146,362
Vessels	$6,262,453	$1,725,237	$4,537,216

During the three months ended March 31, 2018, the Company capitalized interest costs of $512,000 (March 31, 2017 - $2,860,000) to vessels under construction.

As part of the acquisition of GCI on March 13, 2018, the Company acquired 16 operating vessels and two vessels under construction comprised of 10000 TEU and 14000 TEU eco-class vessels.  The vessels and vessels under construction were recorded at their fair values of $1,369,628,000 and $28,924,000 respectively (see note 2).

6.	Deferred charges:

		Financing
	Dry-docking	fees	Total
December 31, 2017	$42,536	$19,484	$62,020
Cost incurred	7,708	—	7,708
Amortization expensed	(4,489)	(546)	(5,035)
March 31, 2018	$45,755	$18,938	$64,693

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Deferred revenue:

	March 31,	December 31,
	2018	2017
Deferred revenue on time charters	$19,485	$26,907
Deferred interest on lease receivable	437,087	355,451
Other deferred revenue	—	1,690
Deferred revenue	456,571	384,048
Current portion	(54,064)	(55,367)
Deferred revenue	$402,508	$328,681

8.	Long-term debt:

	March 31,	December 31,
	2018	2017
Long-term debt:
Revolving credit facilities(a)	$844,921	$854,121
Term loan credit facilities(b)	2,279,611	1,196,016
Senior unsecured notes(e)	417,925	417,925
Senior notes due 2025(d)	172,470	—
Deferred financing fees	(19,377)	(17,429)
Long-term debt	3,695,550	2,450,633
Current portion	(293,628)	(257,800)
Long-term debt	$3,401,922	$2,192,833

(a)	Revolving facilities

In February 2018, the Company cancelled its $120,000,000 364-day, unsecured revolving loan facility which had not been drawn.

At March 31, 2018, the one month average LIBOR was 1.8% (December 31, 2017 – 1.5%) and the margins ranged between 0.5% and 0.9% (December 31, 2017 – 0.5% and 1.4%) for revolving credit facilities. The weighted average rate of interest, including the margin, for our revolving credit facilities was 2.5% at March 31, 2018 (December 31, 2017 – 2.2%). Interest payments are made monthly.

(b)	Term loan credit facilities

In March 2018, the Company entered into a secured term loan facility for $100,000,000 which bears interest at LIBOR plus a margin.  The facility is secured by 11 vessels currently owned by the Company which were previously unencumbered.

As part of the acquisition of GCI on March 13, 2018, the Company assumed long-term debt which was recorded at its fair value of $1,038,081,000 (see note 2).  The assumed long-term debt consists primarily of 12 term loans to finance the 16 operating vessels.  The term loans bear interest at LIBOR plus a margin.

At March 31, 2018, the one month, three month and six month average LIBOR was 1.9%, 2.0% and 2.2%, respectively (December 31, 2017 – 1.6%, 1.5% and 1.5%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2017 – 0.4% and 4.8%) for term loan credit facilities.

For certain of our term loan credit facilities with a total principal outstanding of $75,094,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Long-term debt (continued):

For one of our unsecured term loan facilities with a total principal outstanding of $29,000,000, interest is a fixed rate of 7.0%.

The weighted average rate of interest, including the margin, was 4.1% at March 31, 2018 (December 31, 2017 – 3.6%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

Waivers

For one of the Company’s term loan credit facilities, the Company initially obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. In September 2017, the Company received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated.  For four GCI vessels financed by the same lender, a similar waiver was received by GCI.

For another one of the Company’s term loan credit facilities, the Company entered into a supplement to the loan agreement with the lender for one vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. In March 2018, the Company entered into another supplement to the loan agreement with the lender to remove the requirement to secure an acceptable replacement charter by the fourth quarter of 2018. In connection with this supplement to the loan agreement the Company prepaid $10,000,000 of the loan balance in March 2018. The final maturity of this facility is December 2022.

(c)	Credit facilities – other terms

As of March 31, 2018, our credit facilities, including those of GCI, are secured by first-priority mortgages granted on 74 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. For GCI, each borrower under each facility is a special purpose entity and subsidiary of GCI.  Each facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt to asset ratios.  Some of the facilities also have an interest and principal coverage ratio requirement for the subsidiary borrower.  The Company was in compliance with these covenants at March 31, 2018.

(d)	Senior notes due 2025

In February 2018, the Company issued to certain affiliates of Fairfax Financial Holdings Ltd. (“Fairfax”), in a private placement, $250,000,000 aggregate principal of 5.50% senior notes due 2025 (“Fairfax Notes”) and warrants (“Fairfax Warrants”) to purchase 38,461,539 of the Company’s Class A common shares for an aggregate issue price of $250,000,000. The Fairfax Notes are guaranteed by certain of the Company’s subsidiaries. The proceeds of the Fairfax Notes and Fairfax Warrants were allocated to each security on a relative fair value basis.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Long-term debt (continued):
(e)	Senior unsecured notes

In March 2017, the Company entered into a repurchase plan for up to $10,000,000 of its senior unsecured notes which mature in April 2019.  During the three months ended March 31, 2018, the Company did not repurchase any senior unsecured notes.

9.	Long-term obligations under capital lease:

	March 31,	December 31,
	2018	2017
Long-term obligations under capital lease	684,760	648,840
Deferred financing fees	(9,449)	(9,912)
Long-term obligations under capital lease	675,311	638,928
Current portion	(47,197)	(43,912)
Long-term obligations under capital lease	$628,114	$595,016
10.	Other long-term liabilities:

	March 31,	December 31,
	2018	2017
Deferred gain on sale-leasebacks	198,091	203,737
Other	43,865	19,284
Other long-term liabilities	241,956	223,021
Current portion	(37,326)	(23,635)
Other long-term liabilities	$204,630	$199,386

11.Share capital:

(a)     Common shares:

In November 2017, the Company entered into a second equity distribution agreement under which the Company may, from time to time, issue Class A common shares in ATM offerings for up to $100,000,000. During the three months ended March 31, 2018, the Company did not issue any Class A common shares under the ATM offerings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.Share capital (continued):

(b)      Preferred shares:

      At March 31, 2018, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	March 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2018	2017
A	315,000	—	—	—	$—	$—
B	260,000	—	—	—	—	—
C	40,000,000	—	—	—	—	—
D	20,000,000	7,017,313	7.95%	January 30, 2018(1)	175,433	125,772
E	15,000,000	5,415,937	8.25%	February 13, 2019(1)	135,398	135,398
F	20,000,000	5,600,000	10.50%	January 1, 2018(2)	140,000	140,000
G	15,000,000	7,800,800	8.20%	June 16, 2021(1)	195,020	195,020
H	15,000,000	9,025,105	7.875%	August 11, 2021(1)	225,628	225,628
R	1,000,000	—	—	—	—	—
(1)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(2)

The Series F preferred shares can be converted to Class A common shares at a conversion price of $18.00 per share.  The Company has the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends any time.

  (c)      Warrants:

The Fairfax Warrants entitle the holder to purchase one share of the Company’s Class A common stock          at an exercise price of $6.50.   Each warrant is exercisable within seven years and the exercise price of the Fairfax Warrants is subject to customary anti-dilution adjustments.  The Company can elect to require early exercise of the warrants, at any time after February 14, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the Fairfax Warrants at that time.  The proceeds of the Fairfax Notes and Fairfax Warrants were allocated to each security on a relative fair value basis.

12.	Earnings per share (“EPS”):
	Three months ended March 31, 2018			Three months ended March 31, 2017
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$67,716			$40,023
Less preferred share dividends:
Series D	(2,831)			(2,475)
Series E	(2,793)			(2,769)
Series F	(3,675)			(2,433)
Series G	(3,998)			(3,998)
Series H	(4,442)			(4,430)
Basic EPS:
Earnings attributable to common shareholders	$49,977	133,998,035	$0.37	$23,918	106,721,000	$0.22
Effect of dilutive securities:
Share-based compensation	—	126,000		—	71,000
Diluted EPS(1):
Earnings attributable to common shareholders	$49,977	134,124,035	$0.37	$23,918	106,792,000	$0.22

(1)	The conversion of convertible Series F preferred shares and unexercised warrants are not included in the computation of diluted EPS when their effects are anti-dilutive.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the three months ended March 31, 2018 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2017	94,533	$8.89	727,001	$13.60	485,974	$3.40	71,184	$7.80
Granted	137,522	7.10	—	—	—	—	—	—
Vested	(94,533)	8.89	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—	—	—
March 31, 2018	137,522	$7.10	727,001	$13.60	485,974	$3.40	71,184	$7.80

In January 2018, the Company granted the CEO stock options to acquire 500,000 Class A common shares at a price of $7.20 per share. The options expire on January 8, 2028. The stock options vest equally on each of the first five anniversaries of the CEO start date in January 2018.

During the three months ended March 31, 2018, the Company amortized $627,000 (March 31, 2017 - $1,844,000) in compensation cost related to the above share-based compensation awards.

At March 31, 2018, there was (i) $2,370,000 (December 31, 2017 – $4,178,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 22 months and (ii) 2,107,091 (December 31, 2017 – 2,952,896) shares remaining for issuance under the Company’s Stock Incentive Plan, as amended.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the three months ended March 31, 2018, the fair value of restricted shares vested was $841,000 (March 31, 2017 – $880,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At March 31, 2018, 650,334 (December 31, 2017 – 587,001) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Other share-based awards:

During the three months ended March 31, 2018, the Company incurred $568,000 in transaction fees (March 31, 2017 – $65,000) that were capitalized to vessels all of which were paid in Class A common shares. The number of shares issued under each of these arrangements is based on volume weighted-average share prices as defined in the underlying agreements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Supplemental cash flow information:
	Three months ended March 31,
	2018	2017
Interest paid	$37,992	$28,003
Interest received	843	3,352
Undrawn credit facility fee paid	210	642
Non-cash transactions:
Dividend reinvestment	7,164	417
Arrangement and transaction fees settled in shares	568	130
Capital contribution through settlement of loans to affiliate	—	2,778
Offset of swaption against swap liability termination	—	10,852
Issuance of Class A common shares on acquisition (note 2)	13,908	—
Issuance of Series D preferred shares on acquisition (note 2)	47,158	—
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition (note 2)	38,849	—
Settlement of GCI transaction fees paid by the Company (note 2)	15,224	—
Carrying value of previously held equity in GCI settled on acquisition (note 2)	61,891	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	Three months ended March 31,
	2018	2017
Cash and cash equivalents	$333,156	$295,648
Restricted cash included in other assets	14,060	20,266
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$347,216	$315,914

Restricted cash included in other assets represents amounts required to be set aside by contractual agreement for two of the Company’s capital leases. The restriction will be removed on termination of the charter agreements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Commitments and contingencies:
(a)	At March 31, 2018, the minimum future revenues to be received on committed time-charter party agreements and interest income from direct financing leases are approximately:

Remainder of 2018	$828,006
2019	1,031,408
2020	959,715
2021	858,042
2022	700,744
Thereafter	1,242,882
$5,620,797

The minimum future revenues are based on 100% utilization, relate to committed time-charter party agreements currently in effect and assume no renewals or extensions.

(b)	At March 31, 2018, based on the contractual delivery dates, the Company has outstanding commitments for the remainder of 2018 for installment payments for vessels under construction of $281,200,000.

(c)

At March 31, 2018, the commitment under operating leases for vessels is $1,379,127,000 for the remainder of 2018 to 2029 and office space is $8,861,000 for 2017 to 2024. Total commitments under these leases are as follows:

Remainder of 2018	$118,203
2019	155,846
2020	155,427
2021	155,237
2022	149,297
Thereafter	653,978
1,387,988
16.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended March 31,
	2018	2017
COSCON(1)	$82,139	$77,095
Yang Ming	42,397	32,064
MOL	33,121	30,337
CSCL Asia(1)	16,877	23,657
Other	50,242	38,168
	$224,776	$201,321

(1)	While the Company continues to charter vessels separately to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of March 31, 2018, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $3,024,371,000 (December 31, 2017 - $1,940,215,000) and the carrying value is $3,124,532,000 (December 31, 2017 - $2,050,137,000). As of March 31, 2018, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $689,849,000 (December 31, 2017 - $653,007,000) and the carrying value is $684,760,000 (December 31, 2017 - $648,840,000). The fair value of the revolving and term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of March 31, 2018, the fair value of the Company’s listed senior unsecured notes is $413,858,000 (December 31, 2017 – $423,184,000) and the carrying value is $417,925,000 (December 31, 2017 – $417,925,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

As of March 31, 2018, the fair value of the Fairfax Notes is $172,470,000 (December 31, 2017 – nil) and the carrying value is $172,470,000 (December 31, 2017 – nil).

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.	Financial instruments (continued):
(b)	Interest rate derivative financial instruments:

As of March 31, 2018, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2018	Maximum notional amount(1)	Effective date	Ending date
5.87%	594,069	594,069	August 31, 2017	November 28, 2025	(2)
5.42%	390,011	390,011	September 6, 2007	May 31, 2024
5.60%	135,200	135,200	June 23, 2010	December 23, 2021	(3)
3.27%	74,131	74,131	September 8, 2015	September 8, 2020
3.09%	72,736	72,736	June 5, 2015	June 5, 2020
1.60%	46,667	46,667	April 7, 2014	March 20, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amounts over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require the Company to settle the swap early than the termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $32,769,000 would be settled in cash in the next 12 months on interest rate swaps maturing after March 31, 2018. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	March 31,	December 31,
	2018	2017
Fair value of financial instruments asset	$319	$—
Fair value of financial instruments liability	140,094	168,860

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended March 31,
	2018	2017
Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$19,322	$(3,417)
Loss reclassified from AOCL to net earnings(1)
Interest expense	(88)	(1,279)
Depreciation and amortization	(212)	(197)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

17.Financial instruments (continued):

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,082,000.

18.	Subsequent events:
(a)

On April 6, 2018 the Company entered into a secured term loan facility for up to $120,000,000 to finance two 10000 TEU vessels which are expected to be delivered in 2018. The loan bears interest at LIBOR plus a margin.

(b)

On April 11, 2018, the Company declared quarterly dividends of $0.496875, $0.515625, $0.65625 $0.512500 and $0.492188 per Series D, Series E, Series F, Series G and Series H preferred share, respectively, representing a total distribution of $18,394,000. The dividends will be paid on April 30, 2018 to all shareholders of record on April 27, 2018.

(c)	On April 11, 2018, the Company declared a quarterly dividend of $0.125 per common share. The dividend will be paid on April 30, 2018 to all shareholders of record as of April 20, 2018.
(d)

In April 2018, (i) David Spivak, our chief financial officer, gave notice that he is exercising his right to terminate his employment with the Company effective June 29, 2018 to pursue other opportunities and (ii) Mark Chu, our chief operating officer, general counsel and corporate secretary gave notice that he plans to terminate his employment with the Company effective August 31, 2018 to pursue other opportunities.

(e)

In May 2018, the Company amended Section 3.1 of Article III of the Company’s Restated and Amended Articles of Incorporation to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100. This amendment was approved by the shareholders at the Company’s annual general meeting held on April 27, 2018.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 31, 2018, we operated a fleet of 108 containerships and have entered into contracts for the purchase of an additional four newbuilding containerships which have scheduled delivery dates through the second quarter of 2018. All of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. As of March 31, 2018, the average age of the 108 vessels in our operating fleet was approximately five years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 31, 2018, the charters on the 108 vessels in our operating fleet had an average remaining term of approximately five years, on a TEU-weighted basis, excluding the effect of any charterers’ options to extend certain time charters.

Customers for our operating fleet as at March 31, 2018 were as follows:

Customers for Current Fleet
ANL
CMA CGM
CNC
COSCON
COSCO Mercury
COSCO New Golden Sea
CSCL Asia
Hapag-Lloyd
K-Line
Maersk
MCC
MSC
MOL
COSCO Europe
Yang Ming Marine
APL

Customers for Additional Four Vessel Deliveries Subject to Charter Contracts
CMA CGM

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time-charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Acquisitions and Deliveries

In January 2018, we accepted delivery of MSC Yashi B, an 11000 TEU vessel. This vessel was constructed at HHIC and commenced a 17-year fixed-rate bareboat charter with MSC. Upon completion of the bareboat charter period, MSC is obligated to purchase the vessels for a pre-determined amount.

In February 2018, we purchased two second-hand 2006-built geared 2500 TEU vessels and entered into fixed-rate time charters with Maersk.  The time charters are for a term of four years with options up to an additional two years at increasing charter rates.

Fairfax Investments

On February 14, 2018, we issued to affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”), in a private placement for an aggregate purchase price of $250 million, an aggregate principal amount of our 5.50% interest bearing, debentures due 2025 (the “Fairfax Notes”), and 38,461,539 warrants, each exercisable for one share of our Class A common shares at an exercise price of $6.50 per share.  Each warrant is exercisable within seven years.  We can elect to require early exercise of the warrants, at any time after February 14, 2022, if the volume weighted average price of our common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the Fairfax warrants at that time. For additional information about this private placement, please read our Reports on Form 6-K furnished to the SEC on February 15, 2018 and February 22, 2018.

On March 13, 2018, we and Fairfax entered into a subscription agreement pursuant to which we agreed to sell, and Fairfax agreed to purchase, $250 million aggregate principal amount of 5.50% interest bearing debentures and warrants to purchase 38,461,539 Class A common shares of the Company, par value of $0.01 per share, for an aggregate purchase price of $250 million (the “Second Fairfax Investment”). The Second Fairfax Investment follows the prior investment by Fairfax which closed in February 2018 and is expected to close in January 2019, subject to customary closing conditions. For additional information about the Second Fairfax Investment, please read our Report on Form 6-K furnished to the SEC on March 14, 2018.

Acquisition of GCI

On March 13, 2018, we acquired the remaining 89.2% that we did not own of Greater China Intermodal Investments LLC (“GCI”) from affiliates of The Carlyle Group and the minority owners of GCI. GCI’s fleet of 18 modern containerships, including two newbuilding containerships, is comprised of 10000 TEU and 14000 TEU eco-class vessels. For additional information about the acquisition please read our Report on Form 6-K furnished to the SEC on March 14, 2018.

The aggregate purchase price of $498.1 million includes the following:

Cash	$316,680
1,986,449 of the Company's Series D preferred shares	47,158
2,154,996 of the Company's Class A common shares	13,908
Settlement of intercompany balances	56,503
Carrying value of previously held equity interest	61,891
Transaction fees	1,910
Aggregate purchase price	$498,050

Debt Financing

In March 2018, we closed and drew on a secured credit facility for $100.0 million at an interest rate of LIBOR plus a margin. The facility is secured by 11 previously unencumbered vessels currently owned by us.

Recent Developments

Change in Senior Management

In April 2018, David Spivak, our Chief Financial Officer (“CFO”), gave notice that he is exercising his right to terminate his employment with us effective June 29, 2018 to pursue other opportunities. Mr. Spivak will continue in his current role until May 5, 2018, after which Mr. Ryan Courson will be appointed CFO and Mr. Spivak will continue with us as Special Advisor to the President and Chief Executive Officer through the end of June.

In April 2018, Mark Chu, our Chief Operating Officer, General Counsel and Corporate Secretary gave notice that he plans to terminate employment with us effective August 31, 2018 to pursue other opportunities. Mr. Chu will remain in his current roles until successors are appointed, and will continue with us through to the end of August to help facilitate a seamless transition.

Amendment to Restated and Amended Articles of Incorporation

At our April 27, 2018 annual general meeting shareholders approved a resolution to amend our articles of incorporation to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100.

Amendment to Bylaws

On February 22, 2018, our Board of Directors approved an amendment to Section 4.2 of our bylaws to revise the structure of the standing committees of the Board of Directors, such amendment to be effective April 27, 2018 (the “Bylaw Amendment”).  Pursuant to the Bylaw Amendment, the Board of Directors shall have the following standing committees: Audit Committee, Compensation and Governance Committee and Executive Committee.

Vessel Financing

In April 2018, we entered into a secured term loan facility for up to $120.0 million to finance two 10000 TEU vessels which are scheduled to be delivered in the second quarter of 2018. The loan bears interest at LIBOR plus a margin.

Dividends

On April 11, 2018, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $35.4 million. The annual rate of the Series F preferred shares dividend increased to 10.5% on January 1, 2018:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	January 1, 2018 to March 31, 2018	April 20, 2018	April 30, 2018
Series D preferred shares	SSW PR D	$0.496875	January 30, 2018 to April 29, 2018	April 27, 2018	April 30, 2018
Series E preferred shares	SSW PR E	$0.515625	January 30, 2018 to April 29, 2018	April 27, 2018	April 30, 2018
Series F preferred shares	—	$0.656250	January 30, 2018 to April 29, 2018	April 27, 2018	April 30, 2018
Series G preferred shares	SSW PR G	$0.512500	January 30, 2018 to April 29, 2018	April 27, 2018	April 30, 2018
Series H preferred shares	SSW PR H	$0.492188	January 30, 2018 to April 29, 2018	April 27, 2018	April 30, 2018

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 108 operating vessels as of March 31, 2018:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(1)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
YM World	14000	2015	04/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	05/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	07/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	09/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	08/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wreath	14000	2017	06/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
MSC Shuba B(1)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(1)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(1)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Madhu B(1)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Yashi B(1)	11000	2018	01/04/2018	MSC	17 years	24.3
COSCO Glory	13100	2011	06/10/2011	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	06/29/2011	COSCON	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCON	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCON	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	03/14/2012	COSCON	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCON	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCON	12 years	55.0
Seaspan Ganges	10000	2014	03/28/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
Seaspan Zambezi	10000	2014	03/26/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	Market rate	(3)
MOL Bravo(1)	10000	2014	07/18/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	04/10/2015	MOL	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	03/28/2016	MOL	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	04/29/2016	MOL	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(5)
Seaspan Thames	10000	2014	04/03/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	20.0
Seaspan Amazon	10000	2014	04/12/2017	Hapag-Lloyd	Minimum 22 months and up to two years(2)	20.0
Seaspan Hudson	10000	2015	03/31/2018	Yang Ming Marine	2 years + one 1-year option	20.0
Seaspan Elbe(6)	10000	2015	—	—	—	—
MOL Brilliance	10000	2014	10/17/2014	MOL	8 years + one 2-year options	37.5
MOL Belief	10000	2015	07/03/2015	MOL	8 years + one 2-year options	37.5
MOL Beauty	10000	2015	05/01/2015	MOL	8 years + one 2-year options	37.5
MOL Bellwether	10000	2015	07/23/2015	MOL	8 years + one 2-year options	37.5
Maersk Guatemala	10000	2015	09/03/2015	Maersk	5 years + two 1-year option	37.2
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year option	37.2
CSCL Zeebrugge	9600	2007	03/15/2007	CSCL Asia	12 years	34.5	(7)

CSCL Long Beach	9600	2007	07/06/2007	CSCL Asia	12 years	34.5	(7)
Seaspan Oceania	8500	2004	12/04/2017	MSC	Minimum 10 months and up to 23 months	Market rate	(3)
CSCL Africa	8500	2005	02/25/2018	COSCO Mercury	Minimum 12 months and up to 14 months	Market rate	(3)
COSCO Japan	8500	2010	03/09/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Korea	8500	2010	04/05/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Philippines	8500	2010	04/24/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Malaysia	8500	2010	05/19/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Indonesia	8500	2010	07/05/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Thailand	8500	2010	10/20/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Vietnam	8500	2011	04/21/2011	COSCON	12 years + three 1-year options	42.9	(8)
MOL Emerald	5100	2009	04/30/2009	MOL	12 years	28.9
MOL Eminence	5100	2009	08/31/2009	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL	12 years	28.9
MOL Empire	5100	2010	01/08/2010	MOL	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/2010	K-Line	12 years + two 3-year options	34.5	(9)
Brevik Bridge(1)	4500	2011	01/25/2011	K-Line	12 years + two 3-year options	34.5	(9)
Bilbao Bridge(1)	4500	2011	01/28/2011	K-Line	12 years + two 3-year options	34.5	(9)
Berlin Bridge	4500	2011	05/09/2011	K-Line	12 years + two 3-year options	34.5	(9)
Budapest Bridge	4500	2011	08/01/2011	K-Line	12 years + two 3-year options	34.5	(9)
Seaspan Chiwan	4250	2001	12/15/2017	CNC	Minimum six months and up to eight months	Market rate	(3)
Seaspan Hamburg	4250	2001	02/15/2018	COSCO New Golden Sea	Minimum three months and up to 3.5 months	Market rate	(3)
Seaspan Ningbo	4250	2002	01/14/2018	COSCO New Golden Sea	Minimum three months and up to six months	Market rate	(3)
Seaspan Dalian	4250	2002	11/22/2017	ANL	Minimum four months and up to 12 months	Market rate	(3)
Seaspan Felixstowe	4250	2002	02/01/2018	COSCO New Golden Sea	Minimum one month and up to three months	Market rate	(3)
Seaspan Vancouver	4250	2005	11/24/2017	APL	Minimum three months and up to 11 months	Market rate	(3)
CSCL Sydney	4250	2005	12/26/2017	COSCO Mercury	Minimum three months and up to seven months	Market rate	(3)
CSCL New York	4250	2005	01/28/2018	COSCO Mercury	Minimum five months and up to nine months	Market rate	(3)
CSCL Melbourne	4250	2005	06/17/2017	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
CSCL Brisbane	4250	2005	07/18/2017	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
Seaspan New Delhi	4250	2005	01/09/2018	COSCO New Golden Sea	Minimum three months and up to six months	Market rate	(3)
Seaspan Dubai	4250	2006	12/22/2017	Maersk	Minimum four months and up to seven months	Market rate	(3)
Seaspan Jakarta	4250	2006	12/17/2017	COSCO Europe	Minimum three months and up to six months	Market rate	(3)
Seaspan Saigon	4250	2006	02/01/2018	Hapag-Lloyd	Minimum six months and up to 9.5 months	Market rate	(3)
Seaspan Lahore	4250	2006	08/08/2017	MSC	Minimum 11 months and up to 13 months	Market rate	(3)
Rio Grande Express	4250	2006	02/01/2018	Hapag-Lloyd	Minimum six months and up to 9.5 months	Market rate	(3)
Seaspan Santos	4250	2006	02/14/2018	CMA CGM	Minimum two months and up to three months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	03/17/2018	Maersk	Minimum five months and up to seven months	Market rate	(3)
Seaspan Manila	4250	2007	02/01/2018	MCC	Minimum three months and up to six months	Market rate	(3)
Seaspan Loncomilla	4250	2009	—	—	—	—
Seaspan Lumaco	4250	2009	02/14/2018	CMA CGM	Minimum six months and up to nine months	Market rate	(3)
Seaspan Lingue	4250	2010	01/05/2018	CMA CGM	Minimum seven months and up to 10 months	Market rate	(3)

Seaspan Lebu	4250	2010	01/12/2018	CMA CGM	Minimum three months and up to six months	Market rate	(3)
Seaspan Fraser(1)	4250	2009	03/16/2018	CNC	Minimum five months and up to six months	Market rate	(3)
COSCO Fuzhou	3500	2007	03/27/2007	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	07/05/2007	COSCON	12 years	19.0
CSCL Panama	2500	2008	05/14/2008	CSCL Asia	12 years	16.9	(10)
CSCL São Paulo	2500	2008	08/11/2008	CSCL Asia	12 years	16.9	(10)
CSCL Montevideo	2500	2008	09/06/2008	CSCL Asia	12 years	16.9	(10)
CSCL Lima	2500	2008	10/15/2008	CSCL Asia	12 years	16.9	(10)
CSCL Santiago	2500	2008	11/08/2008	CSCL Asia	12 years	16.9	(10)
CSCL San Jose	2500	2008	12/01/2008	CSCL Asia	12 years	16.9	(10)
CSCL Callao	2500	2009	04/10/2009	CSCL Asia	12 years	16.9	(10)
CSCL Manzanillo	2500	2009	09/21/2009	CSCL Asia	12 years	16.9	(10)
Guayaquil Bridge	2500	2010	03/08/2010	K-Line	10 years	17.9
Frisia Hannover	2500	2006	02/05/2018	Maersk	4 years + option for up to 2 years	8.8	(11)
Frisia Frisia	2500	2006	02/22/2018	Maersk	4 years + option for up to 2 years	8.8	(11)
Calicanto Bridge	2500	2010	05/30/2010	K-Line	10 years	17.9

_____________________

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hapag-Lloyd extended their initial charter for an additional period for a minimum of 10 months up to a maximum of 12 months.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(6)

This vessel commenced a short-term charter with Ocean Network Express Pte. Ltd in April 2018 at market rates for a minimum of two months up to a maximum of 2.5 months, where the exact period is at Ocean Network Express Pte. Ltd’s option.

(7)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(8)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(9)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(10)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(11)	Maersk has an initial charter rate of $8,800 per day and increases to $9,500 per day for the fourth year. The rate for the option period is $10,650 per day.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of March 31, 2018, we had contracted to purchase four newbuilding containerships which have scheduled delivery dates through to the second quarter of 2018. Details of the newbuilding containerships are as follows:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
CMA CGM Mundra	10000	3 years + option for up to 3 years	CMA CGM	2018	New Jiangsu and Jiangsu Xinfu
CMA CGM Mumbai	10000	3 years + option for up to 3 years	CMA CGM	2018	New Jiangsu and Jiangsu Xinfu
CMA CGM Cochin	10000	3 years + option for up to 3 years	CMA CGM	2018	New Jiangsu and Jiangsu Xinfu
CMA CGM Chennai	10000	3 years + option for up to 3 years	CMA CGM	2018	New Jiangsu and Jiangsu Xinfu

____________________

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of March 31, 2018:

	Quarter Ended	Scheduled for the Year Ended
	March 31, 2018	December 31, 2018
Owned and leased vessels, beginning of year	89	89
Deliveries(1)	3	7
Acquired(1)	16	16
Total Fleet	108	112
Total Capacity (TEU)	865,900	905,900

____________________

(1)	Our acquisition of GCI on March 13, 2018 included 16 operating vessels and two vessels under construction.

Quarter Ended March 31, 2018 Compared with Quarter Ended March 31, 2017

The following is a discussion of our financial condition and results of operations for the quarter ended March 31, 2018. The following provides information about our fleet as of March 31, 2018:

Number of vessels in operation	108
Average age of fleet (TEU-weighted basis)	5 years
TEU capacity	865,900
Average remaining initial term on outstanding charters (TEU-weighted basis)	5 years

At the beginning of 2018, we had 89 vessels in operation. We purchased two 2500 TEU vessels, accepted delivery of one 11000 TEU vessel and acquired six 14000 TEU vessels and ten 10000 TEU vessels as part of the GCI acquisition during the three months ended March 31, 2018, bringing our fleet to a total of 108 vessels in operation as at March 31, 2018. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Quarter Ended March 31,		Increase
	2018	2017	Days	%
Operating days(1)	7,777	7,255	522	7.2%
Ownership days(1)	8,030	7,917	113	1.4%

Our vessel utilization for the quarters ended March 31, 2018 and 2017 is as follows:

	First Quarter
	2018	2017
Vessel utilization:
Ownership Days(1)	8,030	7,917
Less Off-hire Days:
Scheduled Off-hire	(104)	—
Unscheduled Off-hire(2)	(149)	(662)
Operating Days(1)	7,777	7,255
Vessel Utilization	96.8%	91.6%

____________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the quarters ended March 31, 2018 and 2017 are summarized below:

Financial Summary (in millions of US dollars)	Quarter Ended March 31,
	2018	2017
Revenue	$224.8	$201.3
Ship operating expense	49.5	45.6
Depreciation and amortization expense	53.9	49.9
General and administrative expense	7.3	7.5
Operating lease expense	31.2	26.5
Interest expense and amortization of deferred financing fees	39.0	28.5
Change in fair value of financial instruments	(19.3)	3.4

Revenue

Revenue increased by 11.7% to $224.8 million for the quarter ended March 31, 2018, compared to the same period in 2017, primarily due to the addition of 16 operating vessels from the acquisition of GCI on March 13, 2018, interest income from leasing five bareboat charter vessels to MSC, and the impact of the delivery of one 14000 TEU vessel in 2017. These increases were partially offset by a decrease in revenue due to the sale of four 4250 TEU vessels in 2017.

The increase in operating days and the related financial impact thereof for the quarter ended March 31, 2018, relative to the same period in 2017, is attributable to the following:

	Quarter Ended March 31, 2018
	Operating Days Impact	$ Impact (in millions of US dollars)
2018 vessel deliveries	92	$0.8
Full period contribution for 2017 vessel delivery	90	4.1
Addition of vessels from acquisition of GCI	288	9.8
Changes in daily charter hire rates and re-charters	—	(0.7)
Unscheduled off-hire	513	4.2
Scheduled off-hire	(104)	(1.8)
Vessel disposals	(357)	(0.5)
Interest income from leasing	—	8.8
Other	—	(1.2)
Total	522	$23.5

Vessel utilization increased for the quarter ended March 31, 2018, compared to the same period in 2017, primarily due to fewer unscheduled off-hire days.

During the quarter ended March 31, 2018, Seaspan completed dry-dockings for five 2500 TEU vessels, one 3500 TEU vessel and one 4250 TEU vessel, one of which occurred while the vessel was off-charter.

Ship Operating Expense

Ship operating expense increased by 8.6% to $49.5 million for the quarter ended March 31, 2018, compared to the same period in 2017, primarily due to an increase in ownership days from vessel deliveries and acquisitions and higher spending on spares and repairs from planned maintenance of vessels less than 8500 TEU in size.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 8.0% to $53.9 million for the quarter ended March 31, 2018, compared to the same period in 2017, primarily due to the addition of vessels from the GCI acquisition and an increase in the number of vessels which dry-docked during the quarter.

General and Administrative Expense

General and administrative expense decreased by 2.9% to $7.3 million for the quarter ended March 31, 2018, compared to the same period in 2017, primarily due to lower share-based compensation expense.

Operating Lease Expense

Operating lease expense increased by 17.7% to $31.2 million for the quarter ended March 31, 2018, compared to the same period in 2017, primarily due to the delivery of one vessel in 2017 that was financed through a sale-leaseback transaction and an increase in LIBOR.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	March 31,
	2018	2017
Long-term debt, excluding deferred financing fees	$3,714.9	$2,807.4
Long-term obligations under capital lease, excluding deferred financing fees	684.8	492.4
Total borrowings	4,399.7	3,299.8
Less: Vessels under construction	(80.6)	(310.4)
Operating borrowings	$4,319.1	$2,989.4

Interest expense and amortization of deferred financing fees increased by $10.5 million to $39.0 million for the quarter ended March 31, 2018, compared to the same period in 2017, primarily due to the borrowings related to the delivery of five 11000 TEU vessels on bareboat charters, debt assumed as part of the acquisition of GCI, an increase in LIBOR, and additional interest from the debentures issued to Fairfax.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $19.3 million for the quarter ended March 31, 2018 and was primarily due to an increase in the forward LIBOR curve.

The fair value of interest rate swaps is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps by approximately $46.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $4.0 million.

All of our interest rate swap agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2017 Annual Report for additional information.

Unencumbered Assets

Seaspan currently has 12 unencumbered vessels in its operating fleet, consisting of two 2500 TEU, two 3500 TEU, six 4250 TEU and two 9600 TEU vessels.

Liquidity and Capital Resources

Liquidity

At March 31, 2018, our cash and cash equivalents and short-term investments totaled $333.2 million and our restricted cash totaled $14.1 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, payment of our quarterly dividends, the purchase of the containerships we have contracted to build and repayment of our 6.375% senior unsecured notes due 2019 (“2019 Notes”). Our medium-term liquidity needs primarily relate to debt repayments and lease payments and the redemption of the puttable preferred shares. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 7.125% senior unsecured notes due 2027 (“2027 Notes”) and the Fairfax Notes, and the future potential redemption of our Series D, Series E, Series F, Series G and Series H preferred shares.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and our Series D preferred shares are redeemable by us at any time on or after January 30, 2018. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and our Series E preferred shares are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares have an annual dividend rate of 10.5% per $25.00 of liquidation preference per share. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and our Series G preferred shares are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and our Series H preferred shares are redeemable by us at any time on or after August 11, 2021.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs, which include funding the estimated remaining installments of approximately $281.2 million on the four vessels we have contracted to purchase, will be cash, cash from operations, committed and new credit and lease facilities and capital markets financings. We anticipate our long-term sources of funds will be from cash from operations, credit and lease facilities and capital markets financings.

The following table summarizes our long-term debt and lease obligations as of March 31, 2018:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities	$844.9	$844.9	—
Term loan credit facilities	2,279.6	2,385.2	105.6
Senior unsecured notes	417.9	417.9	—
Fairfax notes(2)	172.5	172.5	—
Total Long-Term Debt	$3,714.9	$3,820.5	$105.6
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	64.7	64.7	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	98.7	98.7	—
Leases for three 4500 TEU vessels	121.7	121.7	—
Leases for five 11000 TEU vessels	399.7	399.7	—
Total Lease Facilities	684.8	684.8	—
Total Long-Term Debt and Lease Facilities(3)	$4,399.7	$4,505.3	$105.6

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation, a portion of which amounts are non-recourse to Seaspan Corporation.
(2)

On March 13, 2018, we and the Fairfax Investors entered into a subscription agreement where the Fairfax Investors agreed to purchase $250.0 million aggregate principal amount of 5.50% debentures and warrants to purchase 38,461,539 Class A common shares.  This transaction is expected to close in January 2019.

(3)	At March 31, 2018 our operating borrowings were approximately $4.3 billion (December 31, 2017 — $3.0 billion). The remaining amount of our borrowings relate to the construction of newbuilding vessels.

Our Long-Term Debt

As of March 31, 2018, our revolving credit facilities, term loan credit facilities, our 2019 Notes, our 2027 Notes, and our Fairfax Notes provided for borrowings of up to approximately $3.8 billion, of which approximately $3.7 billion was outstanding and $0.1 billion was available to be drawn by us. We primarily use our credit facilities to finance the construction and acquisition of vessels.

Revolving Credit Facilities

In February 2018, we cancelled our $120.0 million 364-day, unsecured revolving loan facility which had not been drawn.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.9% as of March 31, 2018.

Term Loan Credit Facilities

As part of the acquisition of GCI on March 13, 2018, we assumed long-term debt which was recorded at its fair value of $1.0 billion.  The assumed long-term debt consists primarily of 12 term loan credit facilities to finance the 16 operating vessels.

In March 2018, we entered into a secured term loan facility for $100.0 million which bears interest at LIBOR plus a margin.  The facility is secured by 11 previously unencumbered vessels currently owned by us.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of March 31, 2018.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of March 31, 2018.  For one of our unsecured term loan facilities, interest is a fixed rate of 7.0%.

Waivers

For one of the our term loan credit facilities, we initially obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two vessels to the fourth quarter of 2017. In September 2017, we received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated.  For four GCI vessels financed by the same lender, a similar waiver was received by GCI.

For another one of the our term loan credit facilities, we entered into a supplement to the loan agreement with the lender for one vessel, extending the grace period for securing an acceptable replacement charter for the vessel to the fourth quarter of 2018. In March 2018, we entered into another supplement to the loan agreement with the lender to remove the requirement to secure an acceptable replacement charter by the fourth quarter of 2018. In connection with this supplement to the loan agreement we prepaid $10.0 million of the loan balance in March 2018. The final maturity of this facility is December 2022.

General

As of March 31, 2018, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 74 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. For GCI, each borrower under each facility is a special purpose entity and subsidiary of GCI.  Each facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt to asset ratios.  Some of the facilities also have an interest and principal coverage ratio requirement for the subsidiary borrower.  We were in compliance with these covenants at March 31, 2018.

Our Notes

Our 2019 Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears.  Our 2027 Notes mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears.  Our 2027 Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020. Our Fairfax Notes, issued in February 2018, mature on February 14, 2025 and bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears.  Our Fairfax Notes are guaranteed by certain of our subsidiaries.  In the event of certain changes in withholding taxes, at our option, we may redeem our 2019 Notes, 2027 Notes and/or our Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable Notes), each holder of such Notes will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase. On or after February 14, 2023, we may, at our option at any time, redeem all or any portion of the Fairfax Notes. The redemption price will equal 100% of the principal amount of the Fairfax Notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of March 31, 2018, our lease facilities provided for borrowings of approximately $684.8 million. Under our lease agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2017 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Quarter Ended March 31,
	2018	2017
Net cash flows from operating activities	$69,560	$76,918
Net cash flows from financing activities	291,318	(133,831)
Net cash flows used in investing activities	(280,898)	(9,133)

Operating Cash Flows

Net cash flows from operating activities were $69.6 million for the three months ended March 31, 2018, a decrease of $7.4 million compared to the same period in 2017. The decrease in net cash flows from operating activities for the quarter ended March 31, 2018, compared to the same period in 2017, was primarily due to a decrease in cash related to changes in working capital of $15.2 million, partially offset by an increase in net earnings excluding non-cash items of $7.8 million. The decrease in cash related to changes in working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations. The increase in net earnings excluding non-cash items was primarily due to an increase in revenue, partially offset by a change in fair value of interest rate swaps. For further discussion of changes in revenue and expenses, please read “― Quarter Ended March 31, 2018 Compared with Quarter Ended March 31, 2017”.

Financing Cash Flows

Net cash flows from financing activities were $291.3 million for the three months ended March 31, 2018, an increase of $425.1 million in cash from financing activities, compared to the same period in 2017. The increase in cash from financing activities for the quarter ended March 31, 2018, compared to the same period of 2017, was primarily due to the issuance of Fairfax notes and warrants, draws on credit facilities, increases in long-term obligations on capital lease, lower repayments of long-term debt and lower dividends on common shares. These increases were partially offset by a decrease in common shares issued and an increase in financing fees.

Investing Cash Flows

Net cash flows used in investing activities were $280.9 million for the three months ended March 31, 2018, an increase in cash used of $271.8 million, compared to the same period in 2017. The increase in cash used for the three months ended March 31, 2018 was primarily due to the acquisition of GCI and an increase in expenditure for vessels.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately five years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the quarter ended March 31, 2018 we completed seven dry-dockings, respectively. For the remainder of 2018, we expect up to four vessels to undergo their dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;
•	future market charter rates for our vessels, particularly when they come off-charter, which are currently unknown;
•	our future operating and interest costs;
•	future operating and financing costs, which are unknown, and our use of foreign currency contracts and interest rate swaps to manage certain currency and interest rate risks;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information—D. Risk Factors” in our 2017 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Quarter Ended March 31,
	2018	2017
Dividends on Class A common shares
Declared, per share	$0.1250	$0.3750
Paid in cash	9,326	39,278
Reinvested in common shares through a dividend reinvestment plan	7,164	417
	$16,490	$39,695
Dividends on preferred shares (paid in cash)
Series D	$2,500	$2,475
Series E	$2,793	$2,769
Series F	$2,833	$2,433
Series G	$3,998	$3,998
Series H	$4,442	$4,430

On April 11, 2018, our board of directors declared the cash dividends on our common and preferred shares indicated above under “Recent Developments—Dividends”.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2017 Annual Report.

Recent Accounting Developments

    Leases

In February 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases.  The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.

Under ASU 2016-02, each lease agreement will be evaluated to identify the lease components and non-lease components at lease inception. The total consideration in the lease agreement will be allocated to the lease and non-lease components based on their relative standalone selling prices. Lessors will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance for operating leases (straight-line basis). Sale-type and direct financing leases will be accounted for as financing transactions with the lease payments being allocated to principal and interest utilizing the effective interest rate method.

In March 2018, the FASB approved amendments to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of transfer to the lessee of the lease component and the related non-lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.  In addition, a company is permitted to use its effective date as the date of initial application.  Therefore, a company electing this option will not restate comparative period financial information, will not make the new required lease disclosures in comparative periods beginning before the effective date and will recognize its cumulative effect transition adjustment as of the effective date.  Under the practical expedient mentioned above, it is expected that time charter revenue and service revenue will be presented under a single lease component presentation.

Off-Balance Sheet Arrangements

At March 31, 2018, we had no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2018, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward‑looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future growth prospects and ability to expand our business;
•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected risks and benefits from such transactions;
•	future time charters and vessel deliveries, including future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve the operating capacity of our fleet including, our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates, increased technological innovation in competing vessels and other factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow and repay funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•

our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including, among other vessels, four of our 10000 TEU newbuilding containerships;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	the introduction of new accounting rules for leasing and exposure to currency exchange rates and interest rate fluctuations;
•	conditions inherent in the operation of ocean-going vessels, including acts of piracy;
•	acts of terrorism or government requisition our containership during periods of war or emergency;
•	adequacy of our insurance to cover losses that result from the inherent operational risks of the shipping industry;
•	lack of diversity in our operations and in the type of vessels in our fleet;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	compliance with and changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants and other conditions in our financing and lease arrangements, our Notes and our preferred shares;
•

any economic downturn in the global financial markets and export trade and increase in trade protectionism and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•

the recent departure of our former chief executive officer, the upcoming departures of our current chief financial officer and our current general counsel, secretary and chief operating officer and the ability to retain key employees in the future;

•

some of our directors and investors may have separate interests which may conflict with those of our shareholders and they may be difficult to replace given the anti-takeover provisions in our organizational documents;

•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	the ability to bring claims in China and Marshall Island, where the legal systems are not well-developed;
•	potential liability from future litigation and; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors listed above and including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2017 Annual Report and in the “Risk Factors” in Report on Form 6-K filed on April 13, 2018.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2018, our variable-rate credit facilities totaled $3.0 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. These interest rate swaps have a fair value of $140.1 million in the counterparties’ favor and $0.3 million in our favor.

The tables below provide information about our financial instruments at March 31, 2018 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 10 and 11 to our consolidated financial statements included in our 2017 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2018	2019	2020	2021	2022	Thereafter
Credit Facilities(1)	$221,792	$390,793	$327,102	$450,244	$683,396	$945,682
Lease Facilities(2)	27,189	40,018	41,184	42,459	43,801	368,432
Operating Leases(3)	116,628	153,996	154,002	154,216	148,196	652,089

_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of March 31, 2018, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of March 31, 2018 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.8700%	$594,069	$594,069	August 31, 2017	November 28, 2025	(2)
5.4200%	390,011	390,011	September 6, 2007	May 31, 2024
5.6000%	135,200	135,200	June 23, 2010	December 23, 2021	(3)
3.2675%	74,131	74,131	September 8, 2015	September 8, 2020
3.0900%	72,736	72,736	June 5, 2015	June 5, 2020
1.6000%	46,667	46,667	April 7, 2014	March 20, 2019

_____________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Swap counterparty has an early termination right in August 2019 which may require us to settle the swap early at the early termination date.
(3)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of March 31, 2018, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of March 31, 2018. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of March 31, 2018, we had approximately $3.8 billion in aggregate principal amount of debt outstanding under our credit facilities, our 6.375% senior unsecured notes due 2019, our 7.125% senior unsecured notes due 2027 and our 5.50% senior notes due 2025 (collectively, our “Notes”), and capital lease obligations of approximately $684.8 million.

On March 13, 2018, we also entered into a subscription agreement with Odyssey Reinsurance Company, Allied World Assurance Company, Ltd., Northbridge General Insurance Corporation, United States Fire Insurance Company, Zenith Insurance Company and Riverstone Insurance Limited (collectively, the “Fairfax Investors”) for an additional investment of $250 million in our 5.50% senior notes due 2026 to be issued in January 2019 in a private placement with the Fairfax Investors.

Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms, or at all;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may not be able to timely repay or be able to refinance amounts incurred under our credit facilities, Notes and capital and operating lease arrangements.

We have financed a substantial portion of our fleet and acquisitions with indebtedness incurred under our existing credit facilities, Notes and capital and operating lease arrangements. We have significant normal course payment obligations under our credit facilities, our Notes and capital and vessel operating lease arrangements, both prior to and at maturity, including as of March 31, 2018 and including the assumption of debt in connection with the acquisition of GCI, approximately $432.9 million in 2018 and an additional $5.2 billion through 2027. In addition, under our credit facilities and capital and operating lease arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of a capital or operating lease.

If we are not able to refinance outstanding amounts at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our securities, our credit facilities, Notes and capital and operating lease arrangements or may require us to delay certain business activities or capital expenditures or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our credit facilities, Notes or capital or operating lease arrangements with cash flow from operations, we may have to seek to restructure our indebtedness and lease arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt or lease obligations, or if we otherwise default under our credit facilities, Notes or capital or operating lease arrangements, the holders of such debt or lessors could declare all outstanding indebtedness to be immediately due and payable and in the case of (i) our credit facilities and capital or operating lease arrangements, foreclose on the vessels securing such indebtedness and (ii) in the 2025 Notes, foreclose on the equity of GCI, which entity is an intermediate holding company that owns the equity of a number of our indirect vessel owning subsidiaries. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument. If we are unable to repay outstanding borrowings when due, holders of our secured debt also have the right to proceed against the collateral granted to them that secures the indebtedness. The market values of our vessels, which fluctuate with market conditions, will also affect our ability to obtain financing or refinancing, as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the current U.S. administration recently proposed tariffs on a variety of products exported by China.  China has responded in kind which has resulted in further proposals by the current administration to impose tariffs on other Chinese products.  In addition, the current U.S. administration has stated that it may seek to implement more protective trade measures not just with respect to China but with respect to other countries in the Asia Pacific region as well.  Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Our continuing compliance with the requirements of the Sarbanes-Oxley Act of 2002 will depend, in part, on our ability to integrate effectively the internal controls and procedures of GCI with our own.

In connection with the acquisition of GCI, we may be required to assess and make any necessary adjustments to GCI’s internal controls and procedures in order to maintain the overall effectiveness of our internal controls and procedures, to ensure that we continue to deliver accurate and timely financial information and to ensure ongoing compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We have not yet completed our evaluation of GCI’s internal controls. Our failure to accomplish this on a timely basis or at all could compromise our compliance with the Sarbanes-Oxley Act of 2002 and the timeliness and accuracy of our financial reporting, which could reduce investor confidence in our publicly reported consolidated financial statements.

We may experience disruption as a result of the recent and pending departures of a number of members of our senior management.

We have recently experienced a number of changes in our senior management.

•

Our former chief executive officer, Gerry Wang, retired on November 3, 2017 and formally ceased employment on December 31, 2017.  Our new president and chief executive officer, Bing Chen, commenced employment in January 2018.

•

Our current chief financial officer, Mr. David Spivak, provided notice that he is exercising his right to terminate his employment with us effective June 29, 2018 to pursue other opportunities. Mr. Spivak will continue in his current role until May 5, 2018, after which Mr. Ryan Courson will be appointed chief financial officer. Mr. Spivak will continue with us as special advisor to the president and chief executive officer through the end of June 2018.

•

Our general counsel and chief operating officer, Mark Chu, provided notice he is exercising his right to terminate his employment with us effective August 31, 2018.  Mr. Chu will continue in his current roles until successors are appointed, and will continue with us through to the end of August to facilitate a transition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

          Not Applicable.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2018 Annual Meeting of Shareholders was held on April 28, 2018. Briefly described below is each matter voted on at the meeting:

(1)

Election of the following individuals, nominated by the board of directors, to serve a one-year term until the 2018 Annual Meeting of Shareholders. There was no solicitation in opposition to the board’s nominees for the directors listed in the Company’s definitive proxy statement dated March 6, 2018. All of the nominees listed below were elected at the meeting.

	Number of Shares Voted
Name	For	Withheld	Broker Non-Votes
David Sokol	84,139,022	3,676,505	—
Lawrence Simkins	84,099,998	3,715,529	—
John C. Hsu	86,960,383	855,144	—
Lawrence Chin	84,107,122	3,708,405	—
Bing Chen	84,181,082	3,634,445	—
Nicholas Pitts-Tucker	86,979,647	835,880	—
Stephen Wallace	84,117,050	3,698,477	—

(2)

Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2018. Total common stock voted was 88,747,133 in favor, 298,488 opposed, 114,798 abstained and no broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2018 was approved.

(3)

Amendment to Section 3.1 of Article III of the Company’s Restated and Amended Articles of Incorporation to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100. Total common stock voted was 84,247,659 in favor, 3,270,995 opposed, 296, 864 abstained and 1,344,901 broker non-votes.

Item 6 — Exhibits

          None.